Amended Exhibit A
to the
Distribution (Rule 12b-1) Plan

Funds	Share Class
GuideMark® Large Cap Core Fund	Service
GuideMark® Emerging Markets Fund	Service
GuideMark® Small/Mid Cap Core Fund	Service
GuideMark® World ex-US Fund	Service
GuideMark® Core Fixed Income Fund	Service
GuideMark® Tax-Exempt Fixed Income Fund	Service
GuideMark® Opportunistic Equity Fund	Service